October 13, 2010
VIA EDGAR AND UPS OVERNIGHT CARRIER
Mr. H. Christopher Owings
Assistant Director
Securities & Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, DC 20549-7010

Re:	Quicksilver Gas Services L.P. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 15, 2010 File No. 001-33631
Dear Mr. Owings:
          This memorandum sets forth the responses of Quicksilver Gas Services LP (KGS) (now known as Crestwood Midstream Partners LP) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 30, 2010 (the “Comment Letter”). For your convenience, we have repeated each comment of the Staff in bold type face exactly as given in the Comment Letter and set forth below such comment is our response.
Form 10-K for the Fiscal Year Ended December 31, 2009
Cover Page
1.	Please revise the cover page to set forth the title of your class of securities and the name of the exchange on which they are registered.

Response: We acknowledge the Staff’s comment and noted per our review of the document there was an error on our EDGAR proof that was submitted to the SEC website; however the information is complete as shown in our 2009 Annual Report mailed to our unitholders, on our website and in our subsequent and prior filings regarding our class of securities and the name of the exchange. Because we believe that the information is widely available by any of these means, we do not propose to amend our 2009 10-K for this omission. We will ensure that this omission will not occur in future filings.

Legal Proceedings, page 18
2.	Please provide the disclosure required by Item 103 of Regulation S-K.
Response: We acknowledge the Staff’s comment regarding the disclosure required by Item 103 of Regulation S-K. Our disclosure was intended to communicate to investors that we are not currently a defendant in any material legal proceedings or litigation. In future filings we will provide a more definitive statement regarding the absence, if applicable, of any material legal proceedings or litigation.
Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 22
3.	Please expand this section to elaborate on known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your net sales or income from continuing operations or result in your liquidity decreasing or increasing in any material way. In doing so, please provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. In addition, please discuss in reasonable detail:
•	economic or industry-wide factors relevant to your partnership, and

•	material opportunities, challenges and risks in the short and long term and the actions you are taking to address them.
We also note your current year highlights disclosure on page 22; however, you do not provide any detailed discussion regarding the effects on your operations or financial condition. Please revise. Please see Item 303(a) of Regulation S-K and SEC Release No. 33-8350.
Response: We appreciate the need to provide adequate disclosure within Management’s Discussion and Analysis regarding material trends and uncertainties that are likely to impact our results or liquidity. Our highlights section included in our disclosure is intended to provide a summarized view of significant transactions with their impact featured within our Results of Operations and Liquidity and Capital Resources discussions. Although the highlights section does not specifically reference the impact of the significant transactions, we note that our disclosures do include the following within our 2009 Annual Report on Form 10-K.
RESULTS OF OPERATIONS:
2009 Compared with 2008 – pages 24 – 25
Total Revenues and Volumes — “We expect our revenues to increase in the future with the addition of the Alliance Midstream Assets which we purchased in January 2010, as well as increases to our volumes on other existing systems.”
Operations and Maintenance Expense — “Operations and maintenance expenses will likely increase in the future based primarily on the addition of the Alliance Midstream Assets, although we expect these costs to grow at a slower rate than gathering and processing volume increases. We expect the Alliance Midstream Assets’ operations and maintenance expenses to be approximately $2.2 million for the first quarter of 2010.”
Depreciation and Accretion Expense - “Depreciation and accretion expense increased primarily as a result of the property, plant and equipment placed into service during 2009 in expanding our gathering network and increasing our processing and compression capabilities. Depreciation and accretion expenses will likely increase by an estimated $1.3 million for the first quarter of 2010 as a result of our purchase of the Alliance Midstream Assets.”
Interest Expense – “With the culmination of our repurchase obligations during 2009, we expect no interest expense for such items in 2010, although the increased borrowing spreads as a result of our lenders’ redetermination will likely result in an increase to our interest expense.”
LIQUIDITY AND CAPITAL RESOURCES: — page 26
“The volumes of natural gas that we gather and process are dependent upon the natural gas volumes produced by our customers, which may be affected by prevailing natural gas prices, the availability and cost of capital, their level of successful drilling activity and other factors beyond their control. Although Quicksilver has mitigated its near-term exposure to low prices through the use of derivative financial instruments covering portions of its production through 2012, we cannot predict future changes to natural gas prices and how any such pricing changes will influence producers’

behaviors. If reduced drilling and development conditions were to persist or worsen over a prolonged period of time, we could experience a reduction in volumes through our system and therefore reductions of revenue and cash flows.”
“Since the inception of operations in 2004, our cash flows have been significantly influenced by Quicksilver’s production in the Fort Worth Basin. As Quicksilver and others have developed the Fort Worth Basin, we have expanded our gathering and processing facilities to serve the additional volumes produced by such development.”
We acknowledge the Staff’s comments and request to address the issue in prospective filings by cross referencing our highlights disclosure with our Results of Operations and Liquidity and Capital Resources discussion to provide a more direct linkage between those operational discussions and our expectations regarding material trends and uncertainties.
Compensation Discussion and Analysis, page 57
4.	We note your disclosure that your executive officers are also executive officers of Quicksilver and are compensated by Quicksilver in their capacities as such. Please disclose how much time each of your named executive officers devoted to your business during the 2009 fiscal year. We may have further comments after we review your response.
Response: We estimate the amount of time spent by each of our executive officers on business matters related to KGS. We estimate that our executive officers devoted the following percentages of their time to the business of KGS for 2009:

Percentage of Time Devoted to
Business of Quicksilver Gas
Executive Officer	Services LP
Glenn Darden	18%
Thomas F. Darden	18%
Jeff Cook	17%
Philip W. Cook	17%
John C. Cirone	18%
We think it is important to point out to the Staff that beginning in the 4th quarter of 2010 following the completion of the Crestwood Transaction, KGS and Quicksilver will no longer be affiliated and, accordingly, there will be no allocation of Quicksilver’s executive officers’ compensation to KGS. We expect 100% of Crestwood’s executive officers compensation to be recognized in the Partnership’s financial statements.
Pursuant to your request, Quicksilver Gas Services LP (now known as Crestwood Midstream Partners LP) hereby acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the above referenced filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above referenced filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding any of the foregoing, please contact me at 832-519-2272.
Very truly yours,
/s/ Bill Manias
Bill Manias
Senior Vice President —
Chief Financial Officer